Subsidiaries

Verus Foods, Inc., a Nevada corporation

Verus Foods MENA Limited, a JAFZA offshore company

Verus Middle East General Trading, LCL, a Dubai Limited liability company

Verus Foods (Singapore) PTE. LTD., a Singapore private limited company

RealBiz Media Group, Inc., a Florida corporation

Big League Foods, Inc., a Delaware corporation